MONROE FINANCIAL PARTNERS, INC.

Statements of Financial Condition
December 31, 2023 and 2022

OMB APPROVAL
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-14045

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Monroe Financial Partners, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 W. Wacker Dr. Suite 1950
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Craig Carlino	312-327-2530	ccarlino@monroefp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Flaherty Salmin LLP
(Name – if individual, state last, first, and middle name)

2300 Buffalo Road, Bldg. 200	Rochester	NY	14624
(Address)	(City)	(State)	(Zip Code)

09/22/2009	3623
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Craig Carlino</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Monroe Financial Partners, Inc.</u>, as of <u>12/31</u>, 2<u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STATE OF: ILLINOIS
COUNTY OF: COOK
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 28TH DAY OF FEBRUAR, 2024.
BY CRAIG CARLINO

Malgorzata Cichecki

Notary Public

Signature:

Title: CFO

Official Seal
MALGORZATA CICHECKI
Notary Public, State of Illinois
Commission No. 592766
My Commission Expires December 12, 2027

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Flaherty Salmin CPAs
Straight Answers. Trusted Solutions.

Flaherty Salmin LLP Certified Public Accountants
2300 Buffalo Road, Building 200, Rochester, NY 14624-1365
office 585 279-0120 **fax** 585 279-0166 www.fs-cpa.com
PrimeGlobal | An Association of Independent Accounting Firms

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Monroe Financial Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Monroe Financial Partners, Inc. (a wholly owned subsidiary of Monroe Securities Holdings, Inc.) as of December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Monroe Financial Partners, Inc. as of December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Monroe Financial Partners, Inc.'s management. Our responsibility is to express an opinion on Monroe Financial Partners, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Monroe Financial Partners, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Flaherty Salmin LLP

We have served as Monroe Financial Partners, Inc.'s auditor since 2002.

Flaherty Salmin LLP
Rochester, New York

February 28, 2024

MONROE FINANCIAL PARTNERS, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2023 AND 2022

ASSETS

	2023	2022
Cash	$ 224,343	$ 70,775
Receivable from Clearing Broker	476,654	419,772
Securities in firm account, at fair value	1,023,850	1,816,022
Other assets	50,334	140,404
Restricted deposit with Clearing Broker	100,000	100,000
Operating lease right-of-use asset, net	-	7,996
Goodwill	4,000,000	4,783,873
Total assets	$ 5,875,181	$ 7,338,842

LIABILITIES AND SHAREHOLDER'S EQUITY

	2023	2022
Liabilities:		
Accounts payable and other liabilities	$ 61,569	$ 133,994
Securities sold but not yet purchased, at fair value	21,424	15,955
Total liabilities	82,993	149,949
Shareholder's equity:		
Common stock, par value $.02 per share; authorized 1,000,000 shares; issued and outstanding 383,888 shares	7,678	7,678
Capital in excess of par value	11,522,300	11,090,600
Retained (deficit)	(5,737,790)	(3,909,385)
Total shareholder's equity	5,792,188	7,188,893
Total liabilities and shareholder's equity	$ 5,875,181	$ 7,338,842

See accompanying notes to financial statements

1. **THE COMPANY**

    Monroe Financial Partners, Inc. (Company) is a securities broker/dealer engaged in the purchase and sale of securities, which executes transactions and introduces them to a Clearing Broker, National Financial Services LLC, on a fully disclosed basis. The Company is a wholly owned subsidiary of Monroe Securities Holdings, Inc.

    On January 31, 2023, the Company sold its fixed income trading business, which consisted primarily of a software platform for trading fixed income products.

    On October 13, 2023, Monroe Securities Holdings, Inc. entered into an agreement to sell all the stock of the Company to a securities broker/dealer. This transaction is expected to close in the first quarter of 2024.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Accounting - The Company reports on the accrual basis of accounting.

    Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

    Allowance for Credit Losses - In accordance with the Current Expected Credit Loss model, the allowance for credit losses is based on a forward-looking approach that considers management's evaluation of collectability based upon factors such as the nature of the receivable, credit concentrations, trends in historical loss experience, current economic conditions, and other risks.

    The Company has a receivable that arose from trading activity with its Clearing Broker. As of December 31, 2023 and 2022, management estimates that its receivable is collectible and, as such, an allowance for credit losses is not required. The receivable from Clearing Broker at December 31, 2023, December 31, 2022 and January 1, 2022 was $476,654, $419,772 and $420,076, respectively.

    Securities in Firm Account - Securities in firm account are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) regarding fair value measurements and disclosures. The majority of securities in firm account are comprised of stock in banks and bank holding companies that are transacted in thinly traded markets. The firm also has long positions (in aggregate) in various preferred stocks issued by utilities that are transacted in thinly traded markets.

    Restricted Deposit with Clearing Broker - Restricted deposit represents the minimum cash balance required to be maintained in a restricted collateral account pursuant to an agreement between the Company and its Clearing Broker.

    Goodwill - Goodwill represents the excess of cost over the fair value of net assets acquired at the date of acquisition. In accordance with the ASC regarding goodwill and other intangible assets, goodwill is not amortized, but is evaluated for impairment. The Company performs a qualitative assessment on an annual basis, and between annual tests if a triggering event occurs or circumstances change, to determine, whether it was more likely than not, that the fair value of its goodwill exceeds the carrying value. As of December 31, 2023, the Company determined that goodwill should be written down to $4,000,000 pursuant to an agreement entered into to sell the Company. As of December 31, 2022, the Company determined that it was more likely than not that the fair value of its goodwill exceeds the carrying value and no impairment was recorded. None of the amount allocated to goodwill will be amortized for tax purposes.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Leases - At contract inception, the Company determines if the contractual arrangement is a lease or contains a leasing arrangement. If a contract contains a lease, the Company evaluates whether it should be classified as an operating lease or a finance lease. The Company has a lease for its office space and this lease has been classified as an operating lease.

Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and the lease liability represents the obligation to make lease payments arising from the lease. The Company records a lease liability based on the future estimated cash payments discounted over the lease term, which is defined as the non-cancellable time period of the lease. As an implicit discount rate is not readily determinable in the Company's lease agreement, the Company uses its estimated secured incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. The incremental borrowing rate is based on the borrowing rate of Monroe Securities Holdings, Inc., the parent Company of Monroe Financial Partners, Inc. ROU assets are measured as the amount of the lease liability with adjustments, if applicable, for lease incentives, initial direct costs incurred by the Company, and lease prepayments made prior to or at lease commencement. ROU assets are classified as operating lease right-of-use assets, net of accumulated amortization, on the Company's Statement of Financial Condition.

The Company elected to apply the short-term lease exemption to the following class of underlying assets: land and building. In 2023, the Company's lease for its office space (Note 6) qualifies for the exemption.

Property and Equipment - Property and equipment was recorded at cost. Depreciation was computed using the straight-line method over the estimated useful lives of the assets, which ranged from 3 to 10 years. All property and equipment was fully depreciated at December 31, 2023 and 2022.

Income Taxes - The Company has elected to be taxed as a Qualified Subchapter S Subsidiary with its parent, Monroe Securities Holdings, Inc. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. The Company's income will be reported with its parent and then taxed on the individual income tax returns of the shareholders of Monroe Securities Holdings, Inc.

In accordance with the provisions of the ASC pertaining to accounting for uncertainty in income taxes, the Company evaluates tax positions taken for potential uncertainties. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed.

Risks and Uncertainties - Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash. The Company is also subject to credit risk through its receivable. Credit risk with respect to its receivable from Clearing Broker is minimized as certain losses are insured by SIPC and excess SIPC coverage. Securities are exposed to various risks, such as interest rate, market and credit risks. The credit risk is minimized as the securities are insured against certain losses by SIPC and excess SIPC coverage. Due to the level of risk associated with certain securities, it is at least reasonably possible that changes in the values of securities will occur in the near term and such changes could materially affect the amounts reported in these financial statements.

3.   FAIR VALUE MEASUREMENT

The Company accounts for its securities in accordance with the ASC regarding Fair Value Measurements and Disclosures. This standard defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the standard, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, the use of financial models, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Securities that are listed on a national securities exchange are valued at their last sales price as of the last business day of the period. Long securities traded in the over-the-counter markets are generally valued at the published closing bid price. Short securities traded in the over-the-counter markets are generally valued at the published closing offer price.

For securities where there is no readily ascertainable fair value, reference is made to public market, private transactions or valuations for the securities, as well as for similar securities of comparable companies or assets in the relevant asset class when such amounts are available. If such amounts are not available, metrics that are widely used in the banking industry are applied and often include multiples of book value and multiples of earnings. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

3.   FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$ 695,877	$ 114,868	$ 80,736	$ 891,481
Other	2,560	98,800	4,083	105,443
Total common stock	698,437	213,668	84,819	996,924
Preferred stock				
Banks, thrifts and financial services	-	-	7,000	7,000
Utilities	-	15,482	-	15,482
Other	-	1,794	-	1,794
Total preferred stock	-	17,276	7,000	24,276
Preferred trust				
Banks, thrifts and financial services	-	-	2,650	2,650
Unit trust				
Real estate	-	-	-	-
Total assets	$ 698,437	$ 230,944	$ 94,469	$1,023,850
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 21,424	$ -	$ -	$ 21,424
Other	-	-	-	-
Total common stock	$ 21,424	$ -	$ -	$ 21,424

The following table presents a reconciliation of activity for the Level 3 securities for 2023.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of year	$ 9,649	$ 11,042	$ 2,650	$ 23,341
Additions	36,548	-	-	36,548
Transfers into level 3	41,991	-	-	41,991
Dispositions	(7,875)	(4,841)	-	(12,716)
Realized gain (loss) on disposition	3,738	799	-	4,537
Net unrealized gain (loss) on securities	768	-	-	768
Balance, end of year	$ 84,819	$ 7,000	$ 2,650	$ 94,469

The total unrealized depreciation attributable to Level 3 securities still held at December 31, 2023 is $41,381 for common stock and $2,270 for preferred trust.

3.   FAIR VALUE MEASUREMENT, Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

	Level 1	Level 2	Level 3	Total
Assets:				
Common stock				
Banks, thrifts and financial services	$1,192,888	$ 255,070	$ 9,649	$1,457,607
Other	80,595	38,745	-	119,340
Total common stock	1,273,483	293,815	9,649	1,576,947
Preferred stock				
Banks, thrifts and financial services	-	4,209	7,000	11,209
Utilities	186,037	5,040	4,042	195,119
Other	-	3,215	-	3,215
Total preferred stock	186,037	12,464	11,042	209,543
Preferred trust				
Banks, thrifts and financial services	-	111	2,650	2,761
Unit trust				
Real estate	26,146	625	-	26,771
Total assets	$1,485,666	$ 307,015	$ 23,341	$1,816,022
Liabilities:				
Common stock				
Banks, thrifts and financial services	$ 14,906	$ 996	$ -	$ 15,902
Other	53	-	-	53
Total common stock	$ 14,959	$ 996	$ -	$ 15,955

The following table presents a reconciliation of activity for the Level 3 securities for 2022.

	Common Stock	Preferred Stock	Preferred Trust	Total
Balance, beginning of year	$ 63,532	$ 11,653	$ 2,650	$ 77,835
Transfers into level 3	4,137	-	-	4,137
Dispositions	(61,025)	-	-	(61,025)
Realized gain (loss) on disposition	3,525	-	-	3,525
Net unrealized gain (loss) on securities	(520)	(611)	-	(1,131)
Balance, end of year	$ 9,649	$ 11,042	$ 2,650	$ 23,341

The total unrealized appreciation attributable to Level 3 securities still held at December 31, 2022 is $188 for preferred stock. The total unrealized depreciation attributable to Level 3 securities still held at December 31, 2022 is $2,350 for common stock and $2,270 for preferred trust.

The Company assesses the levels of the securities at each measurement date and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $1,308,883, which was $308,883 in excess of its required net capital of $1,000,000, and a ratio of aggregate indebtedness to net capital of .047 to 1.

5.   EMPLOYEE BENEFITS

The Company maintains a SIMPLE-IRA Plan for its employees. Employees may defer a percentage of their compensation up to certain IRS limits. The Company's contribution to the plan is up to 3% of each participant's compensation.

6.   RELATED PARTY TRANSACTIONS

The general partner and investment advisor of Siena Capital Partners I, LP (SCPI) and Siena Capital Partners Accredited, LP (SCPA) is Siena Capital Partners GP, LLC (SCPGP). SCPGP is owned by a majority of the shareholders of Monroe Securities Holdings, Inc. (MSHI), the parent company of Monroe Financial Partners, Inc. SCPI and SCPA utilize Monroe Financial Partners, Inc. as a broker/dealer.

Monroe Financial Partners, Inc. also provides administrative services to SCPGP.

The Company pays certain expenses of QwickRate, LLC (QR), another wholly owned subsidiary of MSHI. Amounts due from QR are included in other assets and totaled $27,281 and $17,918 as of December 31, 2023 and 2022, respectively.

The Company also pays certain expenses of MSHI. Amounts due from MSHI are included in other assets and totaled $205 and $15,356 as of December 31, 2023 and 2022, respectively.

During 2023, the Company rented office space from MSHI under a twelve month lease agreement.

Monroe Financial Partners, Inc. may occasionally execute a trade for an employee. Amounts earned from these trades are considered immaterial.

7.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the fair values of the related securities as of the date of the financial statements and will incur a loss if the fair value of the securities increases subsequent to the date of the financial statements.

8.   OPERATING LEASE

The Company's lease portfolio consisted of one operating lease agreement for its office space in Chicago, Illinois, which expired on January 31, 2023.

The operating lease right-of-use asset, net consists of the following at December 31:

	2023	2022
Operating lease right-of-use asset	$ -	$ 98,356
Less: Accumulated amortization	-	90,360
Operating lease right-of-use asset, net	$ -	$ 7,996

As of December 31, 2022, the Company had paid all of the required lease payments and the weighted average remaining lease term in years was .08.

The Company was also required to make additional rental payments equal to their share of the common area and property tax costs on a monthly basis.

9.   CONTINGENCY

The common stock of the Company has been pledged as security in connection with a bank loan to Monroe Securities Holdings, Inc., the parent company of Monroe Financial Partners, Inc.

10.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of independent registered public accounting firm, which is the date the financial statements were available to be issued.